SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

NutriSystem, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67069D108
(CUSIP Number)

Marc Weingarten and David E. Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 5, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 17 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Magnolia Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 753,899 shares of Common Stock (including options to purchase 110,900 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 753,899 shares of Common Stock (including options to purchase 110,900 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 753,899 shares of Common Stock (including options to purchase 110,900 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 367,108 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 367,108 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 367,108 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Relational Opportunity, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 367,108 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 367,108 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 367,108 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON GEH Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 116,047 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 116,047 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 116,047 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON Clinton Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,303,514 shares of Common Stock (including options to purchase 110,900 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,303,514 shares of Common Stock (including options to purchase 110,900 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,303,514 shares of Common Stock (including options to purchase 110,900 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON George E. Hall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,419,561 shares of Common Stock (including options to purchase 110,900 shares of Common Stock)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,419,561 shares of Common Stock (including options to purchase 110,900 shares of Common Stock)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,419,561 shares of Common Stock (including options to purchase 110,900 shares of Common Stock)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON Gregory P. Taxin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,000 shares of Common Stock issuable upon the exercise of options
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000 shares of Common Stock issuable upon the exercise of options
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,000 shares of Common Stock issuable upon the exercise of options
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 9 of 17 Pages

This Amendment No. 5 ("Amendment No. 5") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 30, 2013 (the "Original Schedule 13D"), Amendment No. 1 filed with the SEC on November 6, 2013 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on February 18, 2014 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on March 25, 2014 ("Amendment No. 3") and Amendment No. 4 filed with the SEC on March 31, 2014 ("Amendment No. 4" and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 5, the "Schedule 13D") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of NutriSystem, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. This Amendment No. 5 amends Items 2, 3, 5, 6 and 7 as set forth below. This Amendment No. 5 constitutes an "exit filing" with respect to the Schedule 13D for the Reporting Persons.

Item 2.	IDENTITY AND BACKGROUND

Paragraphs (a) – (c) and (f) of Item 2 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) This Schedule 13D is filed by: (i) Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"); (ii) Clinton Relational Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership ("CREL"); (iii) Clinton Relational Opportunity, LLC, a Delaware limited liability company, which serves as the investment manager to CREL ("CRO"); (iv) GEH Capital, Inc., a Delaware corporation ("GEHC"); (v) Clinton Group, Inc., a Delaware corporation, which serves as the investment manager to SPOT and CMAG (“CGI”); (vi) George E. Hall, a United States citizen, who serves as Chief Executive Officer of CGI ("Mr. Hall", and together with CMAG, CREL, CRO, GEHC and CGI, “Clinton”); and (vii) Gregory P. Taxin, a United States citizen ("Mr. Taxin").

(b) The principal business address of CRO, GEHC, CGI, Mr. Hall and Mr. Taxin is 601 Lexington Avenue, 51st Floor, New York, New York 10022. The principal business address of CMAG and CREL is c/o Credit Suisse Administration Services (Cayman) Ltd., P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

(c) The principal business of CRO and CGI is to provide investment management services to private individuals and institutions. The principal business of CMAG, CREL and GEHC is to invest in securities. The principal business of Mr. Hall is to serve as Chief Executive Officer of CGI. The principal business of Mr. Taxin is to serve as President of CGI.

(f) Mr. Hall and Mr. Taxin are each citizens of the United States.

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 10 of 17 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $19,715,000 (including brokerage commissions) in the aggregate to purchase the Common Stock reported in this Schedule 13D. The source of the funds used to acquire the Common Stock reported herein is the working capital of CMAG, CREL and GEHC for the shares of Common Stock held by each of them, and margin borrowings described in the following sentence. Such shares of Common Stock are held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Approximately $7,000 in the aggregate was used to purchase the Common Stock reported herein as beneficially owned by Mr. Taxin. The source of the funds used to acquire the Common Stock reported herein as beneficially owned by Mr. Taxin is the personal funds of Mr. Taxin and none of the funds used to purchase such Common Stock were provided through borrowings of any nature.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 1,424,561 shares of Common Stock, constituting approximately 4.9% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 28,693,989 shares of Common Stock outstanding as of March 17, 2014, as reported in the Issuer's Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 2, 2014.

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 11 of 17 Pages

(i)	CMAG:
	(a)	As of the date hereof, CMAG may be deemed the beneficial owner of 753,899 shares of Common Stock (including options to purchase 110,900 shares of Common Stock).
Percentage: Approximately 2.6% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 753,899 shares of Common Stock (including options to purchase 110,900 shares of Common Stock).
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 753,899 shares of Common Stock (including options to purchase 110,900 shares of Common Stock).

(ii)	CREL:
	(a)	As of the date hereof, CREL may be deemed the beneficial owner of 367,108 shares of Common Stock.
Percentage: Approximately 1.3% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 367,108 shares of Common Stock.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 367,108 shares of Common Stock.

(iii)	CRO:
	(a)	As of the date hereof, CRO may be deemed the beneficial owner of 367,108 shares of Common Stock.
Percentage: Approximately 1.3% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 367,108 shares of Common Stock.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 367,108 shares of Common Stock.

(iv)	GEHC:
	(a)	As of the date hereof, GEHC may be deemed the beneficial owner of 116,047 shares of Common Stock.
Percentage: Approximately 0.4% as of the date hereof.
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 116,047 shares of Common Stock.
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 116,047 shares of Common Stock.

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 12 of 17 Pages

(v)	CGI:
	(a)	As of the date hereof, CGI may be deemed the beneficial owner of 1,303,514 shares of Common Stock (including options to purchase 110,900 shares of Common Stock).
Percentage: Approximately 4.5% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,303,514 shares of Common Stock (including options to purchase 110,900 shares of Common Stock).
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,303,514 shares of Common Stock (including options to purchase 110,900 shares of Common Stock).

(vi)	Mr. Hall:
	(a)	As of the date hereof, Mr. Hall may be deemed the beneficial owner of 1,419,561 shares of Common Stock (including options to purchase 110,900 shares of Common Stock).
Percentage: Approximately 4.9% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,419,561 shares of Common Stock (including options to purchase 110,900 shares of Common Stock).
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,419,561 shares of Common Stock (including options to purchase 110,900 shares of Common Stock).

(vii)	Mr. Taxin:
	(a)	As of the date hereof, Mr. Taxin may be deemed the beneficial owner of 5,000 shares of Common Stock issuable upon the exercise of options.
Percentage: Approximately 0.0% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 5,000 shares of Common Stock issuable upon the exercise of options.
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,000 shares of Common Stock issuable upon the exercise of options.
4. Shared power to dispose or direct the disposition: 0

(b) By virtue of investment management agreements with CMAG, its ownership of CRO and a sub-advisory agreement governing a portion of a mutual fund portfolio ("CASF") that beneficially owns 182,507 shares of Common Stock, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,303,514 shares of Common Stock beneficially owned by CMAG, CREL and CASF. By virtue of his direct and indirect control of CGI and indirect ownership of GEHC, Mr. Hall is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which CGI and GEHC has voting power or dispositive power. Mr. Taxin has sole voting power and sole dispositive power over the shares beneficially owned by him.

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 13 of 17 Pages

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons since the filing of Amendment No. 4 is set forth in Appendix B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(e) May 5, 2014.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Clinton is currently party to option contracts on 1,217,400 shares of Common Stock with strike prices ranging from $13.00 to $17.00 and expiration dates ranging from May 17, 2014 to January 17, 2015.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 7 to this Schedule 13D and is incorporated by reference herein.

Other than the options described in this Item 6, the joint filing agreement or as otherwise disclosed in the Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit	Description
7	Joint Filing Agreement, dated May 5, 2014.

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 14 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 5, 2014

CLINTON MAGNOLIA MASTER FUND, LTD. By: Clinton Group, Inc., its investment manager
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P. By: Clinton Relational Opportunity, LLC, its investment manager
/s/ John Hall
Name: John Hall
Title: Authorized Signatory

CLINTON RELATIONAL OPPORTUNITY, LLC

/s/ John Hall
Name: John Hall
Title: Authorized Signatory

GEH CAPITAL, INC.

/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Comptroller

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 15 of 17 Pages

CLINTON GROUP, INC.
/s/ Francis Ruchalski
Name: Francis Ruchalski
Title: Chief Financial Officer

/s/ George E. Hall
George E. Hall

/s/ Gregory P. Taxin
Gregory P. Taxin

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 16 of 17 Pages

Appendix B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK

BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to the shares of Common Stock effected since the filing of Amendment No. 4 by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market through a broker.

CASF

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
4/23/2014	10,000	14.57
5/1/2014	940	15.1319
5/1/2014	10,650	15.3407
5/2/2014	(100)	15
5/5/2014	(2,477)	16.7534
5/5/2014	(5,000)	16.6501

CREL

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/31/2014	(98,000)	15.08
4/7/2014	(19,077)	14.6039
4/9/2014	(10,000)	14.6077
4/10/2014	(100)	15.441
4/17/2014	(40,500)	14
4/23/2014	20,000	14.57
4/30/2014	10,000	14.657
4/30/2014	2,500	14.97
5/1/2014	940	15.1319
5/1/2014	10,650	15.3407
5/2/2014	(100)	13
5/5/2014	(7,418)	16.8636
5/5/2014	(6,000)	16.8385

GEHC

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
4/17/2014	25,000	14.4493
4/28/2014	10,000	13.999
4/28/2014	10,000	14.0299
4/30/2014	15,000	14.9458
5/1/2014	11,547	15.4095

CUSIP No. 67069D108	SCHEDULE 13D/A	Page 17 of 17 Pages

CMAG

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
3/31/2014	98,000	15.08
4/1/2014	(14,400)	15.5215
4/1/2014	(7,200)	15.57
4/1/2014	(28,800)	15.5632
4/7/2014	4,319	14.7276
4/14/2014	70	14.29
4/17/2014	250,000	13
4/17/2014	(7,100)	14
4/17/2014	(10,000)	14.2063
4/17/2014	(10,700)	14.3765
4/21/2014	(30,342)	14.7572
4/21/2014	10,500	14.69
4/21/2014	(9,490)	14.9
4/22/2014	(100)	14.9
4/23/2014	20,000	14.57
4/29/2014	10,000	14.8618
4/29/2014	5,000	14.8686
4/30/2014	10,000	14.657
4/30/2014	2,500	14.97
5/1/2014	4,100	15.1993
5/1/2014	7,520	15.1319
5/1/2014	85,200	15.3407
5/1/2014	(10,000)	16.625
5/1/2014	(13,750)	16.8147
5/1/2014	(3,630)	17.2106
5/2/2014	(40,995)	16.9602
5/2/2014	(82,400)	16.4846
5/2/2014	(25,128)	16.6841
5/2/2014	(95,300)	16.6493
5/2/2014	(1,400)	14
5/5/2014	(75,000)	16.9037
5/5/2014	(15,000)	16.8636
5/5/2014	(14,000)	16.8385

Mr. Taxin

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
5/1/2014	2,000	15.05
5/2/2014	(2,000)	16.8